FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 20, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 20, 2004                                        By: Lorraine Day
                                                             ------------------
                                                              Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

19 May 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 100,000 of its Ordinary Shares of 25 pence each ("Shares") on 19 May 2004 at a price of 1186.37 pence per share. The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 12,732,000 of its shares in treasury and has 5,920,653,707 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


19 May 2004                   Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 71,689 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 20 May 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
20 May 2004

                               GlaxoSmithKline plc


 Document regarding special resolutions passed at the Company's AGM on 17th May 2004


Two copies of all the resolutions passed under special business at the Company's AGM on 17th May 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority's Document Viewing Facility situated at:

         Financial Services Authority
         25 North Colonnade
         Canary Wharf
         London
         E14 5HS
         Tel: 020 7066 1000.



S M Bicknell
Company Secretary

20th May 2004